SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                               (Amendment No. 10)

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 March 10, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).




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CUSIP No. 26830k 20 5                Schedule 13D                    Page 2 of 7



1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Source of Funds

PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   501,572
Shares
Beneficially
Owned By                   8.        Shared Voting Power           125,000(1)(2)
Each
Reporting
Person With                9.        Sole Dispositive Power              501,572


                          10.        Shared Dispositive Power      125,000(1)(2)


11. Aggregate Amount Beneficially Owned by Each Reporting Person

626,572(1)(2)

12. Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares  (See
    Instructions)                                                            [ ]

13. Percent of Class Represented by Amount in Row (11)

21.78% (1)(2)

14.  Type of Reporting Person

IN

(1) Responses to Rows 8, 10, 11 and 13 above include 125,000 shares of the Issuer's Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf upon exercise of options granted under an Option Agreement dated as of January 30, 2004 (and executed on February 2, 2004) among Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc., Deborah Lekach, Stephen Nussdorf and Glenn Nussdorf (the "Option Agreement"). Pursuant to the Option Agreement, Glenn Nussdorf has acquired 215,982 shares and Stephen Nussdorf has acquired 379,972 shares.

(2) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 125,000 shares issuable to Mr. Lekach upon exercise of options granted to him by the Issuer.


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CUSIP No. 26830k 20 5                Schedule 13D                    Page 3 of 7



1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Stephen L. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Source of Funds

PF

5.  Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to Items
    2(d) or 2(e)                                                             [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   501,572
Shares
Beneficially
Owned By                   8.        Shared Voting Power           125,000(3)(4)
Each
Reporting
Person With                9.        Sole Dispositive Power              501,572


                          10.        Shared Dispositive Power      125,000(3)(4)


11. Aggregate Amount Beneficially Owned by Each Reporting Person

626,572 (3)(4)

12. Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares  (See
    Instructions)                                                            [ ]

13. Percent of Class Represented by Amount in Row (11)

21.78% (3) (4)

14.  Type of Reporting Person

IN

(3) Responses to Rows 8, 10, 11 and 13 above include 125,000 shares of the Issuer's Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf upon exercise of options granted under an Option Agreement dated as of January 30, 2004 (and executed on February 2, 2004) among Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc., Deborah Lekach, Stephen Nussdorf and Glenn Nussdorf (the "Option Agreement"). Pursuant to the Option Agreement, Glenn Nussdorf has acquired 215,982 shares and Stephen Nussdorf has acquired 379,972 shares.

(4) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 125,000 shares issuable to Mr. Lekach upon exercise of options granted to him by the Issuer.

CUSIP No. 26830k 20 5                Schedule 13D                    Page 4 of 7



This Amendment No. 10 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 251 International Parkway, Sunrise, FL 33325.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf, as amended July 7, 2003, July 9, 2003, July 11, 2003, August 11, 2003, August 19, 2003, September 19, 2003, December 12, 2003, February 4,
2004 and February 9, 2004 by Glenn H. Nussdorf and Stephen L. Nussdorf (as amended, the "Schedule 13D").

Item 4 of the Schedule 13D is being supplemented to indicate that Stephen L. Nussdorf and Glenn H. Nussdorf (collectively, the "Nussdorfs"), have acquired a total of 595,954 shares of the Issuer's Common Stock pursuant to an Option
Agreement dated as of January 30, 2004 (the "Option Agreement") with Ilia Lekach, IZJD Crop, Pacific Investment Group, Inc. and Deborah Lekach (collectively, the "Lekach Entities").

Item 5 of the Schedule 13D is being amended to reflect the Nussdorfs' ownership of the Issuer's Common Stock following their acquisition of the 595,954 shares described above.

Item 6 of the Schedule 13D is being supplemented to indicate that on March 11, 2004, the Nussdorfs funded a $5,000,000 secured demand loan to Perfumania, Inc., a wholly-owned subsidiary of the Issuer ("Perfumania").

Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 4.  Purpose of the Transaction

Item 4 is hereby supplemented as follows:

Pursuant to the Option Agreement, the Nussdorfs have acquired a total of 595,954 shares of the Issuer's Common Stock for a price of $12.70 per share that was paid in cash. On March 10, 2004, the Nussdorfs acquired 433,070 shares of the Issuer's Common Stock (298,530 shares by Stephen Nussdorf and 134,540 shares by Glenn Nussdorf) and, on March 19, 2004, the Nussdorfs acquired 162,884 shares of the Issuer's Common Stock (81,442 shares by each of the Nussdorfs). The Nussdorfs are entitled to acquire an additional 125,000 shares of the Issuer's Common Stock pursuant to options granted under the Option Agreement. These options are exercisable on or after April 23, 2004.


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CUSIP No. 26830k 20 5                Schedule 13D                    Page 5 of 7



Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended as follows:

Item 5(a). Glenn Nussdorf and Stephen Nussdorf each own 501,572 shares of the Issuer's Common Stock and they collectively have the right to acquire an additional 125,000 shares pursuant to the Option Agreement on or after April 23, 2004 for an exercise price of $12.70 per share. Stephen Nussdorf holds his shares in a joint account with his wife. As noted, above the Nussdorfs may be considered a group. The calculation of the individual share and percentage interests of the Nussdorfs set forth below assumes that each of them acquires all of the remaining 125,000 shares subject to the Option Agreement.

                           No. of Shares        Percentage of outstanding shares

Stephen Nussdorf                626,572                    21.78%
Glenn Nussdorf                  626,572                    21.78%
The Nussdorfs
         (as a group)         1,128,144                    39.21%

The percentages of outstanding shares of Issuer's Common Stock reported in the preceding table is calculated assuming 2,877,134 shares of the Issuer's Common Stock are outstanding. This number is the sum of the 2,433,384 shares outstanding on December 12, 2003, as reported in the Issuer's Form 10-Q for the quarterly period ended dated November 1, 2003, plus 318,750 shares acquired by the Nussdorfs in March 2004 under the Option Agreement that were issued upon exercise by Mr. Lekach of options granted to him by the Issuer, plus 125,000 shares of Issuer's Common Stock subject to the Option Agreement that have not been acquired by the Nussdorfs and are issuable under the options granted by the Issuer to Mr. Lekach.

Item 5(b) is hereby amended as follows:

Item 5(b). As described in Item 5(a), assuming he acquires all 125,000 shares of the Issuer's Common Stock remaining subject to the Option Agreement and that Mr. Lekach exercises his options to acquire 125,000 shares of the Issuer's Common
Stock, Glenn H. Nussdorf beneficially owns 626,572 shares of Issuer's Common Stock, constituting approximately 21.78% of the outstanding shares. He has sole voting and dispositive power with respect to 501,572 shares and shares voting and dispositive power with respect to the remaining 125,000 with Stephen Nussdorf.

Also as described in Item 5(a), assuming instead that Stephen L. Nussdorf acquires such 125,000 shares subject to the Option Agreement and that Mr. Lekach exercises his options, Stephen L. Nussdorf beneficially owns 626,572 shares of the Issuer's Common Stock, constituting approximately 21.78% of the Issuer's Common Stock. He holds 501,572 of these shares in a joint account with his wife and shares voting and dispositive power with respect to the remaining 125,000 shares with Glenn Nussdorf.

As described in Item 5(a), if the Nussdorfs collectively acquire 125,000 shares of Issuer's Common Stock remaining subject to the Option Agreement and Mr. Lekach exercises his options to acquire all 125,000 of such shares, then, as a group, the Nussdorfs collectively own 1,128,144 shares (or 39.21%) of the outstanding shares of Issuer's Common Stock and will have sole voting and dispositive power over those shares.

Pursuant to the Option Agreement, the Nussdorfs have been granted an irrevocable proxy to vote any shares of Issuer's Common Stock held by the Lekach Entities that are the subject of the Option Agreement.

Item 5(c) is hereby supplemented as follows:

Item 5(c). The Nussdorfs effected the following transactions in Issuer's common stock since the last amendment to the Schedule 13D:

On March 10, 2004, the Nussdorfs acquired 433,070 shares of the Issuer's Common Stock (134,540 shares by Glenn Nussdorf and 298,530 shares by Stephen Nussdorf) and on March 19, 2004, the Nussdorfs acquired 162,884 shares of the Issuer's Common Stock, (81,442 shares by each of the Nussdorfs) in each case pursuant to the Option Agreement and for a cash purchase price of $12.70 per shares.

CUSIP No. 26830k 20 5                Schedule 13D                    Page 6 of 7



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On March 11, 2004, the Nussdorfs made a $5,000,000 secured demand loan to Perfumania. The loan is evidenced by a Subordinated Secured Demand Note of Perfumania and is secured by a security interest in Perfumania's assets pursuant to a Security Agreement among Perfumania and the Nussdorfs.




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CUSIP No. 26830k 20 5                Schedule 13D                    Page 7 of 7





                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 23, 2004

                                       /s/ Alfred R. Paliani, attorney-in-fact
                                     -------------------------------------------
                                     Glenn H. Nussdorf
                                     By:   Alfred R. Paliani, attorney-in-fact


                                       /s/ Alfred R. Paliani, attorney-in-fact
                                     -------------------------------------------
                                     Stephen L. Nussdorf
                                     By:   Alfred R. Paliani, attorney-in-fact